Mail Stop 0510

            August 8, 2005

Mr. Tiberio Dall`Olio
Chief Executive Officer
Madeco S.A.
Ureta Cox 930
Santiago, Chile

	RE:	Form 20-F for Fiscal Year Ended December 31, 2004
		File No. 1-11870

Dear Mr. Dall`Olio:

		We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2004


General
1. Where a comment below requests additional disclosures or other revisions please show us in your response what the revisions will look like. Such revisions may be included in your future filings.

Item 3.A. - Key Information - Selected Financial Data
2. Please revise your table to include the U.S. GAAP earnings per share information as well as any other items required to be presented in selected financial data under Chilean GAAP if different on a U.S.
GAAP basis. See the minutes to the AICPA International Practices Task Force July 15, 2003 meeting, specifically Agenda Item 12.

Liquidity and Capital Resources

Contractual Obligations and Commercial Commitments
3. Please revise your table of contractual cash obligations to clarify whether you have included estimated interest payments on your debt.  Because the table is aimed at increasing transparency of cash
flow, we believe these interest payments should be included in the table. Please also disclose any assumptions you made to derive
estimated interest payments.   If you chose to provide a textual
discussion, the discussion should quantify the interest payments using the same time frames as the table. Refer to footnote 46 to Release 33-8350.

Critical Accounting Policies
4. Your reference to your significant accounting policies in your historical financial statements does not provide the level of detail required by SEC Interpretive Release No. 33-8350, SEC Other Release
No. 33-8040 and SEC Proposed Release No. 33-8098, all of which you can find on our website at www.sec.gov. Your critical accounting policies and estimates section should focus on those estimates that are critical to your consolidated financial statements. The discussion should include a discussion of the material assumptions you made in arriving at the critical estimate and advise an investor of the financial statement impact if actual results differ from the estimate made by management. Please identify all of your critical policies and estimates and expand your discussion to address the following areas:

* Types of assumptions underlying the most significant and subjective estimates;

* Sensitivity of those estimates to deviations of actual results from management`s assumptions; and

* Circumstances that have resulted in revised assumptions in the past.

Item 15.
5. You indicate that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective in timely alerting them to material information required to be included in your SEC reports. Please revise your disclosure to state your conclusion while providing the complete definition of disclosure controls and procedures, or alternatively, simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-
15(e) and 15d-15(e). Please note that disclosure controls and procedures are no longer defined in Exchange Act Rules 13a-14(c) and
15d-14(c).
6. Please also note that Item 15(d) of Form 20-F requires disclosure of any change in your internal control over financial reporting that occurred during the period covered by the annual report, rather than subsequent to the date of the evaluation.

Financial Statements

Note 2 - Summary of Significant Accounting Policies

h. Property, Plant and Equipment
7. We note the information you presented in the property, plant and equipment section of your Business section indicates that certain of your production facilities are significantly underutilized. Clarify in this note or Note 32 - Differences Between Chilean and United States Generally Accepted Accounting Principles whether this underutilization would be a triggering event under SFAS 144, which would require you to assess these long-lived assets for impairment.

j. Securities Purchased under Agreement to Resell
8. Please revise your disclosure to clarify the meaning of "collocation value."

r. Revenue Recognition
9. You state in the Business section that you sometimes customize products for your customers. Tell us how your revenue recognition policy as it relates to the sale of customized products is in accordance with SAB Topic 13:A for U.S. GAAP purposes. Specifically address whether there are customer acceptance provisions with regard to these sales.

Note 8 (b) - Inventories - Changes in the Allowance for
Obsolescence
10. We note that you have credited ThCh$446,136 and ThCh$831,471 to
expense related to your inventory allowance for obsolescence.
Under
U.S. GAAP, a reduction in the carrying amount of an inventory item from cost to net realizable value is viewed as creating a new "cost basis" for the item. As a result, the write-down can be recovered only through sale or disposition of the item and cannot be restored should the market value recover prior to sale or disposition.  See
footnote 2 to paragraph 4 of Chapter 4 of ARB 43.   Please address
this apparent U.S. GAAP difference in Note 32 - Differences
Between
Chilean and United States Generally Accepted Accounting
Principles.

Note 15 - Accrued and Other Liabilities
11. In endnote 1 to this note you refer to Note 2(o) in reference to your provision for pending lawsuits and unpaid settlements with employees. Note 2(o) does not appear to address these lawsuits. We note your statement in Note 22 that you consider it unlikely that pending lawsuits will significantly affect your results of operations, financial position or cash flows. Please tell us more regarding the nature of these suits, including whether you believe that additional losses, beyond those already accrued, are reasonably possible. If so, please revise your discussion in this note or Note
32 - Differences Between Chilean and United States Generally
Accepted
Accounting Principles to include the disclosures required by paragraph 10 of SFAS 5 and SAB Topic 5:Y.

Note 32 - Differences Between Chilean and United States Generally
Accepted Accounting Principles

1. Differences in Measurement Methods

e. Employee Severance Indemnities
12. Clarify the nature of the shutdown method for accruing employee severance costs.

m. Stock Option Plan
13. Clarify where your net loss attributable to common shareholders, as reported, and your net loss per share, as reported, information is derived. In this regard, these amounts do not appear to agree to your historical financial statements.

p. Summary of Income Statement and Shareholders` Equity
Differences
14. We note you have adjusted for the reversal of the asset revaluation, discussed in section 1(b) of this note, and the related accumulated depreciation in a single reconciling line item. Please note that such adjustments should be presented on a gross basis with separate disclosure of the amounts of accumulated depreciation.

Exhibit 99 - Certifications
15. Please revise your certification to be in the exact form specified in the instructions to Form 20-F. In this regard, please note that paragraph 6 is no longer required.

*    *    *    *

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-3741 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202)
551-
3691.

								Sincerely,



								Rufus Decker
								Accounting Branch Chief

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Mr. Tiberio Dall'Olio
Madeco S.A.
August 8, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE